KPMG LLP

Two Manhattan West

375 9th Avenue, 17th Floor

New York, NY 10001

June 29, 2026

Securities and Exchange Commission Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for BNY Mellon Global Emerging Markets Fund (the “Fund”), a series of BNY Mellon Investment Funds II, Inc., and, under the date of December 22, 2025, we reported on the financial statements of the Fund as of and for the year ended October 31, 2025. On January 1, 2026, we were dismissed.

We have read the statements made by the Fund included under Item 8 of its Form N-CSR dated June 29, 2026, and we agree with such statements, except we are not in a position to agree or disagree with the statements in section (b) of Item 8 of Form N-CSR.

Very truly yours,

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG

International Limited, a private English company limited by guarantee.